Exhibit 11. Computation of per share earnings

The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	Year Ended December 31,
	2010	2009	2008
	(000’s except share data)

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$5,113	$19,012	$30,877
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	17,630,814	13,644,736	13,166,931
Effect of diluted securities:
Stock options(1)	56,432	271,332	445,674

Denominator for diluted earnings per common share — diluted weighted average shares(1)	17,687,246	13,916,068	13,612,605

Basic earnings per common share(1)	$0.29	$1.39	$2.35
Diluted earnings per common share(1)	$0.29	$1.37	$2.27

(1)	Adjusted for the effects of the 10 percent stock dividends in 2010 and 2009.